Mail Stop 3561

February 19, 2008

Mr. Jan E. Chason
 Executive Vice President and Chief Financial Officer
CKRUSH, INC.
336 West 37th Street, Suite 410
New York, NY 10018

> **Re: Ckrush, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **File No. 0-25563**

Dear Mr. Chason:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

                         Sincerely,

                         David R. Humphrey
                         Branch Chief